UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34900

TAL EDUCATION GROUP

18/F, Hesheng Building

32 Zhongguancun Avenue, Haidian District

Beijing 100080

People’s Republic of China

+86 (10) 5292 6669

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TAL Education Group

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker:  XRS)

NOTICE OF ANNUAL GENERAL MEETING

To be held on August 24, 2012

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of TAL Education Group (the “Company”) will be held at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, China, on August 24, 2012 at 3:00 p.m. (local time).  No proposal will be submitted for shareholder approval at the AGM.  Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company (the “Directors”) has fixed the close of business on August 3, 2012 as the record date (the “Record Date”). Holders of record of our common shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person.  Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Holders of the Company’s common shares or ADSs may access the Company’s annual report on Form 20-F for the fiscal year ended February 29, 2012 (the “20-F”) on the investor relations section of our website at http://en.xueersi.org, and may obtain a hard copy of the 20-F free of charge upon request in writing to Mei Li, Investor Relations Department, TAL Education Group, 18/F, Hesheng Building, 32 Zhongguancun Avenue, Haidian District, Beijing 100080, People’s Republic of China, or by email to  ir@xueersi.com.

By Order of the Board of Directors,
TAL Education Group

	By:	/s/ Bangxin Zhang
	Name:	Bangxin Zhang
	Title:	Chairman and Chief Executive Officer

Beijing, China
August 1, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAL Education Group

	By:	/s/ Bangxin Zhang
	Name:	Bangxin Zhang
	Title:	Chairman and Chief Executive Officer

Date: August 1, 2012

Exhibit Index

Exhibit 99.1 - Press Release